Exhibit 14.2

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Prudential plc:

We consent to the incorporation by reference in the registration statement (No. 333-199148) on Form F-3 and the registration statements (No. 333-172493 and No. 333-192810) on Form S-8 of Prudential plc of our report dated 8 April 2014, with respect to the consolidated statement of financial position as at 31 December 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended 31 December 2013 and all related financial statement schedules, which report appears in the 31 December 2014 annual report on Form 20-F of Prudential plc.

31 March 2015	/s/ KPMG Audit Plc

KPMG Audit Plc
London, England